 Exhibit 99.1

Contact:
Christopher Brogdon
Manager, Brogdon Family LLC
(404) 386-9607
cfbrogdon@winterhavenhomesinc.com

FOR IMMEDIATE RELEASE

October 23, 2013

Brogdon Family, LLC Announces Cancellation of

Planned Tender Offer for Majority Interest in AdCare Health Systems

ATLANTA, Georgia – October 23, 2013- Brogdon Family, LLC (“Brogdon Family”), a Georgia limited liability company owned in part by Christopher F. Brogdon, a Director of AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), today announced that, effective immediately, it is canceling its planned tender offer to acquire a majority interest in AdCare Health Systems, Inc.. Brogdon Family had planned, subject to, among other things, obtaining necessary financing, on acquiring at least a 55% interest, and up to a 75% interest, in the outstanding common stock, on a fully-diluted basis, of AdCare, at a cash purchase price of $8.00 per share. However, failure to obtain the necessary financing has caused Brogdon Family to cancel the planned tender offer.

Brogdon Family and its principals have been in the nursing home and assisted living business for over 25 years and presently own over 50 nursing homes and 22 assisted living properties.

This release may contain "forward-looking statements" – that is, statements that relate to future, not past, events. In this context, forward-looking statements often address Brogdon Family's expected future financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.  Brogdon Family assumes no obligation to update forward-looking statements contained in this release as a result of new information or future events or developments.